Exhibit 99.1

Corporate Communications

CNH Industrial Annual General Meeting

Today, CNH Industrial N.V. shareholders approved the resolutions concerning:

•	2015 EU Annual Report

•	Dividend of €0.13 per common share

•	Re-election of executive directors and (re-) election of non-executive directors

•	Authorization for the purchase of own shares

•	Authorization for the cancellation of special voting shares held in treasury

London, April 15, 2016

CNH Industrial N.V. (NYSE: CNHI / MI: CNHI) shareholders at the annual general meeting (“AGM”), held today in Schiphol-Rijk, the Netherlands, approved the 2015 EU Annual Report (including the Company’s 2015 statutory financial statements) and a dividend of €0.13 per common share, equivalent to a total distribution of approximately €177 million.

Sergio Marchionne and Richard J. Tobin were re-elected as executive directors and Mina Gerowin, Léo W. Houle, Peter Kalantzis, John Lanaway, Guido Tabellini, Jacqueline Tammenoms Bakker and Jacques Theurillat were re-elected as non-executive directors. Additionally, Suzanne Heywood and Silke Scheiber were newly elected as non-executive directors. As previously announced, John Elkann and Maria Patrizia Grieco did not stand for re-election at today’s AGM. Chairman Sergio Marchionne thanked Mr. Elkann and Ms. Grieco at the AGM for their substantial contributions and valuable service to the Company and all of its stakeholders.

Shareholders also granted the Board the authority to repurchase up to a maximum of 10% of the Company’s issued common shares on April 15, 2016. The authorization is an instrument available to the Board of Directors, but places no obligation on the Company to repurchase its own shares. Under the authorization, which is valid for a period of 18 months from the date of the AGM, the Board may repurchase the Company’s common shares in compliance with applicable regulations at a price not to exceed 10% of the market price reported on the stock exchange through which the repurchase(s) is/are made on the New York Stock Exchange (NYSE) and/or Mercato Telematico Azionario (MTA).

Finally, shareholders also granted the Board the authority to reduce the issued share capital of the Company by cancelling up to 80 million special voting shares held in treasury.

CNH Industrial N.V.

25 St. James’s Street

London, SW1A 1HA

United Kingdom

Full details of the resolutions approved today and the executive directors’ speeches are available on the Company’s website (www.cnhindustrial.com).

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The dividend will be paid on May 3, 2016.

The record date for the dividend will be April 26 and the common shares will be quoted ex-dividend from April 25, 2016.

Shareholders holding the Company’s common shares on the record date that are traded on the New York Stock Exchange will receive the dividend in U.S. dollars at the official USD/EUR exchange rate reported by the European Central Bank on April 21, 2016.

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Concurrently with the AGM, the Company published its 2015 Sustainability Report. This Report was prepared in accordance with the Global Reporting Initiative guidelines (GRI–G4), the main international standard for reporting on governance, environmental and social themes, and the AA1000 Accountability Principles Standard.

To view the reports online, please visit the following links:

2015 Annual Report – http://j.mp/CNHI_Annual_Report_2015

2015 Sustainability Report – http://j.mp/CNHI_Sustainability_Report_2015

CNH Industrial N.V. (NYSE: CNHI /MI: CNHI) is a global leader in the capital goods sector with established industrial experience, a wide range of products and a worldwide presence. Each of the individual brands belonging to the Company is a major international force in its specific industrial sector: Case IH, New Holland Agriculture and Steyr for tractors and agricultural machinery; Case and New Holland Construction for earth moving equipment; Iveco for commercial vehicles; Iveco Bus and Heuliez Bus for buses and coaches; Iveco Astra for quarry and construction vehicles; Magirus for firefighting vehicles; Iveco Defence Vehicles for defence and civil protection; and FPT Industrial for engines and transmissions. More information can be found on the corporate website: www.cnhindustrial.com

Media contact:

CNH Industrial Corporate Communications

Tel: +44 (0)20 776 0346

Email: mediarelations@cnhind.com